Filed Pursuant to Rule 433
Registration Statement No. 333-213383-07
Dated October 9, 2018

Atlantic City Electric Company
$350,000,000 First Mortgage Bonds, 4.000% Series Due 2028

Pricing Term Sheet

Issuer:	Atlantic City Electric Company
Ratings:*	A3 (Moody’s); A (S&P); A- (Fitch)
Securities:	First Mortgage Bonds
Trade Date:	October 9, 2018
Settlement Date**:	October 16, 2018 (T+5)
Principal Amount:	$350,000,000
Maturity:	October 15, 2028
Coupon:	4.000% per year from October 16, 2018
Benchmark Treasury:	2.875% due August 15, 2028
Benchmark Treasury Price and Yield:	97-05+; 3.212%
Reoffer Spread to Benchmark Treasury:	+80 basis points
Yield to Maturity:	4.012%
Public Offering Price:	99.902% of the principal amount
Interest Payment Dates:	April 15 and October 15 of each year, commencing April 15, 2019
Redemption Provisions:	At any time prior to July 15, 2028 (three months prior to the maturity of the Bonds), at the greater of (i) 100% of the principal amount of the bonds to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the bonds to be redeemed (excluding interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year comprised of twelve 30-day months) at the Treasury rate plus 15 basis points, plus, in each case accrued interest to the redemption date

At any time on or after July 15, 2028 at 100% of the principal amount, plus accrued interest to the redemption date
CUSIP:	048303 CH2
ISIN:	US048303CH28
Joint Book Running Managers:	Goldman Sachs & Co. LLC
Mizuho Securities USA LLC
Wells Fargo Securities, LLC
Credit Suisse Securities (USA) LLC
Senior Co-Manager:	Santander Investment Securities Inc.
Co-Managers:	Samuel A. Ramirez & Company, Inc.
Siebert Cisneros Shank & Co., L.L.C.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect to deliver the bonds on or about October 16, 2018, which will be the fifth business day following the date of this term sheet (“T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds on the date of this term sheet or the next two succeeding business days will be required, by virtue of the fact that the bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC at 1-866-471-2526, Mizuho Securities USA LLC at 1-866-271-7403 or Wells Fargo Securities, LLC at 1-800-645-3751.